Michael H. Bison 617.570.1933 mbison@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 206.344.8966 F: 206.344.8268

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 16, 2015

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Chiasma, Inc.
Draft Registration Statement on Form S-1
File No. 333-204949
CIK No. 0001339469

Dear Mr. Riedler:

This letter is being submitted on behalf of Chiasma, Inc. (the “Company”) to supplement the Company’s prior response to comment 12 contained in the letter dated May 15, 2015 from Jeffrey P. Riedler of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Mark Leuchtenberger, President, Chief Executive Officer and Director of the Company with respect to the above-referenced Registration Statement. To assist the Staff of the Commission in the review of the Company’s prior response to such comment 12 we have enclosed the following:

1.	A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Registration Statement, attached hereto as Exhibit A.

2.	Proposed language that the Company intends to include in a subsequent amendment to the Registration Statement listing the significant factors contributing to any difference between its most recent common stock valuation and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the currently contemplated disclosure attached hereto as Exhibit B.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

June 16, 2015

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A and B pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and the information provided pursuant to Exhibits A and B of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison Michael H. Bison

cc:	Tara Keeting Brooks, United States Securities and Exchange Commission
Lisa Vanjoske, United States Securities and Exchange Commission
Joel Parker, United States Securities and Exchange Commission
Mark Leuchtenberger, President & Chief Executive Officer, Chiasma, Inc.
Mark Fitzpatrick, Chief Financial Officer, Chiasma, Inc.
Daniel Lang, Goodwin Procter LLP

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

June 16, 2015

Exhibit A

The Company supplementally advises the Staff that the underwriters in the initial public offering have communicated to the Company that they expect the proposed price range for the common stock to be between $[***] to $[***] per share. Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split. This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

June 16, 2015

Exhibit B

Estimated offering price

We and our underwriters determined the estimated price range set forth on the cover of this preliminary prospectus, which is $[***] to $[***] per share. In comparison, our estimate of the fair value of our common stock was $0.89 per share at June 14, 2015, which was determined by our board of directors with the assistance of a contemporaneous valuation of our common stock as of June 14, 2015. This valuation utilized a probability weighted expected return method (PWERM) attributing a 70% probability to an initial public offering and a 30% probability to the scenarios of remaining a private company, sale, merger or liquidation and reflected a 10% discount for lack of marketability. The 70% weighting attributed to an initial public offering reflected our subjective assessment as to the necessity and likelihood of an initial public offering in light of the working capital provided by our recent financing round, macro-economic and market conditions, including market conditions for initial public offerings of companies similarly situated to ours, our subjective assessment as to the likelihood of FDA approval of our oral octreotide product candidate, our continued progress towards commercialization in the event our oral octreotide product candidate is approved, and our subjective assessment as to the likelihood of successfully executing an initial public offering in the coming months, among other factors. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions and estimates of our business potential, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, we believe that the difference in value reflected between the estimated range and the determination of the fair value of our common stock on June 14, 2015 was primarily the result of the following factors:

•	since June 14, 2015, we publicly filed the registration statement of which this prospectus is a part, and our common stock has received conditional approval for listing on The NASDAQ Global Market;

•	since June 14, 2015, we have continued to advance our preparations for the initiation of a Phase 3 trial in Europe for our oral octreotide product candidate, which is expected to commence later this year;

•	the contemporaneous valuation prepared as of June 14, 2015 contains multiple liquidity scenarios, including an initial public offering to which we assigned a probability weighting of 70%. The consideration of different scenarios accounts for some but not all of the difference between the initial public offering price and the valuation as of June 14, 2015;

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

June 16, 2015

•	the June 14, 2015 valuation took into account the uncertainty surrounding the public offering in terms of the likelihood of success, timing and price. The estimated initial public offering price range necessarily assumes that the initial public offering has occurred, that a public market for our common stock has been created, and therefore excludes any discount for lack of marketability of our common stock, which was factored in the June 14, 2015 valuation. Accordingly, the previously used private company valuation methodology is no longer applicable;

•	the proceeds of a successful initial public offering would substantially strengthen our consolidated balance sheet by increasing our cash and cash equivalents. Additionally, the completion of this offering would provide us with access to the public company debt and equity markets and a lower cost of capital following the public offering. These projected improvements in our consolidated financial position influenced the estimated price range shown on the cover of this prospectus;

•	the price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in our prior valuations but matter to investors in their own subjective and qualitative assessment of our company, are thus not objectively determinable and that valuation models are not able to quantify; and

•	in the public markets we believe there are investors who may apply more qualitative valuation criteria to certain of our clinical assets than the valuation methods applied in our valuations.